CRAFT COLLEGE INC.
1950 STEMMONS FREEWAY, SUITE 5001
DALLAS TEXAS, 75207

October 30, 2006

United States
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. John D. Reynolds; Assistant Director

	RE:	Craft College Inc.
Form SB-2 Registration Statement
Registration No. 333-135661

Dear Mr. Reynolds:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Craft College, Inc. (the "Company") requests acceleration of the effective date of its Form SB-2 Registration Statement to Thursday November 2, 2006, at 2:00 p.m., E.S.T., or as soon thereafter as practicable.

  The Company is aware that the filing with the Securities and Exchange Commission (the "Commission") may not be relied upon in any degree to indicate that the registration statement is true, complete or accurate.

  The Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

  The Company has not prepared any documents, reports or memoranda for external use.

  The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

  The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

  The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Craft College Inc.
Form SB-2 Registration Statement
Registration No. 333-135661

October 30, 2006

  The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

Yours truly,

Craft College Inc.

BY:	/s/ PATRICIA CASTILLO
Patricia Castillo
President, Secretary, and Principal Financial Officer, Principal Accounting Officer, and a member of the Board of Directors.

cc: Conrad C. Lysiak